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                                                 Filed by 3dfx Interactive, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rules 14a-6
                                       under the Securities Exchange Act of 1934




                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 333-38678


Set forth below is the text of slides being used during discussions beginning June 23, 2000 with financial analysts, shareholders and employees of 3dfx Interactive, Inc. ("3dfx") regarding the proposed merger by and among 3dfx, Galapagos Acquisition Corp. and GigaPixel Corporation (the "Merger"). These slides will also be posted on the 3dfx web site, http://www.3dfx.com.

                                    SLIDE #1

3DFX LOGO        FORWARD-LOOKING STATEMENTS

         The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on 3dfx management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may differ materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the impact of the Merger on such results. The following factors, among others, could cause actual results to differ materially from those described herein: the failure of 3dfx and GigaPixel Corporation ("GigaPixel") to complete the Merger, difficulties and costs involved in integrating the technology, operations and personnel of 3dfx and GigaPixel after the Merger, difficulty in predicting the aggregate number of shares of 3dfx common stock to be issued in the Merger and the value that GigaPixel shareholders will receive in the Merger, the possibility that GigaPixel shareholders will not receive 3dfx shares that will be held in escrow pursuant to documents executed pursuant to the Merger (the "Merger Documents"), delays in purchasing or licensing decisions by 3dfx or GigaPixel customers pending the outcome of the Merger, the increase in freely tradable shares of 3dfx as a result of the Merger and the impact on 3dfx's stock price of such an increase, the impact of continued losses by GigaPixel on 3dfx after the Merger, the impact of expenses associated with the Merger on the financial results of 3dfx and the potential reduction in the value that GigaPixel shareholders could receive for their stock, the impact of non-cash charges associated with the Merger on 3dfx's future earnings and stock price, conflicts of interest of certain GigaPixel officers, directors and shareholders and the negative impact that these conflicts may have on the consideration utilized in the Merger, the loss of any revenue associated with former customers or licensees of GigaPixel that choose to reduce or cease doing business with GigaPixel following the Merger, the risk that the securityholders' representative appointed pursuant to the Merger Documents may not act in the manner that GigaPixel shareholders desire, the final economic terms of GigaPixel's modified development agreement with WebTV and differences in the stock attributes of GigaPixel and 3dfx shareholders. More detailed information about these and other factors is set forth under the caption "Risk Factors" in the Proxy Statement/Prospectus/Information Statement dated June 6,

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2000 of 3dfx and GigaPixel Corporation relating to the Merger, as well as documents incorporated by reference therein. 3dfx is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

         ADDITIONAL INFORMATION RELATING TO THE MERGER

         In connection with the proposed Merger by and among 3dfx, Galapagos Acquisition Corp. and GigaPixel, 3dfx has filed with the SEC the Proxy Statement/Prospectus/Information Statement dated June 6, 2000 of 3dfx and GigaPixel relating to the Merger, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus/Information Statement, the related Registration Statement on Form S-4, and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number:
Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. Please read the Proxy Statement/Prospectus/ Information Statement carefully before making a decision concerning the Merger. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the Merger. Information concerning the participants in the solicitation is set forth in the Proxy Statement/Prospectus/Information Statement.


                                    SLIDE #2
3DFX LOGO

                                3dfx & GigaPixel
                                   Proxy Tour

                                    June 2000


                                    SLIDE #3

3DFX LOGO        THE "DISRUPTIVE" GIGAPIXEL 3D TECHNOLOGY

                               Quake3 Performance

[Graphic table highlighting GigaPixel GP-1 Framerate performance versus Nvidia GeForce DDR at 800x600 (36.3 v. 27.7 fps), 1024x768 (26.2 v. 16.7 fps) and
1280x1024 (16.6 v.10.02 fps).]

#1: Superior performance to Nvidia GeForce DDR!

TEST CONDITIONS: Quake 3 Timedemo1, High quality, 4X FSAA, 600MHz PIII, 100MHz memory clock for GP-1, 166MHz memory clock for GeForce

                                    SLIDE #4

3DFX LOGO        THE "DISRUPTIVE" GIGAPIXEL 3D TECHNOLOGY

                      [Same graphic table as on Slide #3]

[Graphic showing an Nvidia GeForce DDR chip with "~15 million 3D Transistors" printed beneath it on the left, an arrow pointing to a GigaPixel GP-1 chip with "~3M 3D Transistors" printed beneath it on the right, and "Reduced transistors," "Reduced die size" and "Reduced power" printed beneath the arrow.]

#2: Superior performance at 20% the die size!

                                    SLIDE #5

3DFX LOGO        THE "DISRUPTIVE" GIGAPIXEL 3D TECHNOLOGY

                      [Same graphic table as on Slide #3]

[Bar graph comparing "GBytes/sec Memory Bandwidth Required" of Nvidia GeForce DDR against GigaPixel GP-1. Nvidia bar appears on left measuring "5.3 GB/sec" with a downward sloping arrow pointing to a GigaPixel bar measuring 1.6 GB/sec. "Reduced memory speed," "Reduced memory cost," "Reduced package pins" and "Reduced power" are printed above the arrow and "Less is Better" is printed below the arrow.]

#3: Superior performance with ~30% the memory bandwidth required!

                                    SLIDE #6

3DFX LOGO        TODAY'S PRESENTATION

- 3dfx history
- Markets for 3D and 3dfx
- GigaPixel "disruptive" 3D technology
- 3dfx + GigaPixel combined strategy and opportunity

                                    SLIDE #7

3DFX LOGO        3DFX + GIGAPIXEL SYNERGY

[Graphic box on left with "3dfx" followed by three bullets, "Technology," "Branding" and "Distribution." Graphic box on right with "GigaPixel" followed by three bullets, "Architecture," "Access to non-PC space" and "Licensing Infrastructure." Both boxes have an arrow emerging from them which join and then point collectively to a third graphic box at the bottom containing the "3dfx" logo.]


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A new company with enhanced technology, resources and growth opportunities.

                                    SLIDE #8

3DFX LOGO        A LITTLE HISTORY

[Graphic chart plotting Revenue ($M) against certain historical 3dfx corporate events. Points plotted on the graph include, "3dfx Founded" in 1994 with an unspecified revenue amount plotted on the chart, "Voodoo" in 1995 with an unspecified revenue amount plotted on the chart, "Developer Program" in 1996 with revenue plotted at $6.4M, "Voodoo2/IPO" in 1997 with revenue plotted at $44.1M, "Voodoo Banshee" in late 1997 with revenue plotted at $202.6M, "Voodoo3" in mid-1998 with an unspecified revenue amount plotted on the chart, "STB Acquisition Approved" in early-to-mid 1999 with revenue plotted at $360.5 and "Voodoo4/5/GigaPixel Acquisition in 2000 with no point plotted on the chart.]

                                    SLIDE #9

3DFX LOGO        PC RETAIL MARKET

-- 3dfx dominant retail board supplier

         -- 39% market share 1Q'00, closest competitor 24%
         -- Only $99 and $149 price points targeted 1999

-- Growing retail market share worldwide through product and price point breadth*

         -- Boards from $99 to >$300
         -- Target 50% retail market share

-- Retail board market CAGR 26%

    [Graphic depiction of the logos of various retail board market participants.]

Source: PC Data, Mercury Research.

                                    SLIDE #10

3DFX LOGO        PC OEM MARKET

-- Approximately 2% market share in '99

-- 120-150M unit opportunity in CY2000

         -- 100% 3D penetration

-- Growing OEM market share by focusing on two primary segments

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         -- High-end, performance boards (driven by retail success)
         -- Integrated chipsets for low end into mid-range PCs

                  [Graphic depiction of the logos of various OEMs.]

Source: Mercury Research and 3dfx

                                    SLIDE #11

3DFX LOGO        INTEGRATED 3D GRAPHICS TRENDS

[Graphic table charting average selling prices of PC systems against time, showing categories in 2000 including "Performance ($2000+)," highlighted by "Add In Card" with bullets beneath referencing "3dfx" and "Nvidia," "Mainstream ($1000 - $1999)," highlighted by "Discrete Motherboard" with bullets beneath referencing "S3," "ATI" and "Nvidia" and "Value (Sub $1000)," highlighted by "Integrated" with bullets beneath referencing "AMD," "ALI," "ATI," "Intel," "Nvidia," "SIS," "Trident" and "Via and more to come..." The "Value" and "Mainstream" descriptions creep into 2001, but the table also shows "Integrated (Segment 0)" and "Integrated (Segment 1)" appearing on the horizon in mid-2002-early 2003 and late 2002-late 2003, respectively.]

                                    SLIDE #12

3DFX LOGO        NON-PC 3D MARKETS

[Graphic table showing non-PC markets with four categories: (i) "Console," under which are the logos of Nintendo, Sega and Sony, under which are three bullets, "Sony PS2," "Sega Dreamcast" and "Nintendo Dolphin," under which are two more bullets, "90M console installed base" and "980k PlayStation2 sold in 3 days;"
(ii) "Handheld," under which are the logos of Palm, Psion and Casio, under which are two bullets, "Nintendo 3D GameBoy" and "'Doom' on Palm Pilots," under which are two bullets, "100M Gameboy installed base" and "7M Palms sold;" (iii) "Settop," under which are the logos of Broadcom, Scientific Atlanta and Motorola, under which are two bullets, "Broadcom" and "MIPS," under which are two bullets, "Broadcom acquisition of Stellar 3D" and "MIPS R20K with 3D instructions;" and (iv) "Cell Phone," under which are the logos of Motorola, Nokia and Ericsson, under which is a single bullet, "Motorola/Sega cellphone gaming announcement," under which is a single bullet, "1.4 Billion units in 2005."]

Partnerships are happening NOW for late '01/02 deployment!

                                    SLIDE #13

3DFX LOGO        GIGAPIXEL "DISRUPTIVE" 3D TECHNOLOGY

Traditional 3D Architecture                              GigaPixel 3D Technology

[Graphic of 3 triangles] 4x Improved Efficiency [Graphic of 3 triangles]



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Step 1: Draw blue triangle                Single Step: Draw only visible pixels
Step 2: Draw red triangle                 for all triangles
Step 3: Draw green triangle

Problem: Time wasted rendering pixels     Solution: Architectural breakthrough
which are not visible in the final image  which greatly improves 3D efficiency

                                    SLIDE #14

3DFX LOGO        GIGAPIXEL "DISRUPTIVE" 3D TECHNOLOGY

GigaPixel 3D technology breakthrough                           Benefit

-- Pixel visibility efficiency                         -- Higher 3D performance

-- On-chip, tiled rendering                            -- Higher 3D performance

                                                       -- Enhanced image quality

-- Reduced memory bandwidth requirements               -- Lower solution cost

-- Reduced gate count                                  -- Lower cost

                                                       -- Lower power

                                                       -- Core licensing
                                                          opportunities

                                    SLIDE #15

3DFX LOGO        3DFX WITH GIGAPIXEL TECHNOLOGY

Retail                               OEM                         Non-PC

Best Buy, COMP USA           Gateway, Dell, Compaq          Palm, Sony, Nokia
EB world.com

-- Increased Performance     -- Reduced Cost                -- Lower power
-- Improved visual quality   -- Technology leadership for   -- Reduced memory
-- Reduced cost                 chipset integration            bandwidth
                             -- Lower power                 -- System-on-a-chip
                                                               integration
                                                               expertise

GigaPixel technology benefits all identified 3D market segments!



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                                    SLIDE #16

3DFX LOGO        3DFX STRATEGY AND OPPORTUNITY

                     Strategy                        Market Opportunity
                     --------                        ------------------

PC Retail            -- Board Level Sales         -- Currently 39% market share
Current Business     -- Increase worldwide        -- 9M units total market 2000
                        distribution              -- Growing to 22M units 2005
                     -- Increase market share by
                        broadening product mix
[COMP USA, Best
Buy, EB Electronica
Boutique Logos]

PC OEM               -- Chip Level Sales          -- 108M chips 2000
Near term growth     -- Chipset Integration       -- 74M chipset 2000
                        licensing                 -- 31M laptop 2000
                     -- Laptop licensing          -- Total is 213M growing
                                                     to 347M in 2005

[Dell, Gateway,
Compaq and Packard
Bell Logos]

Non-PC               -- 3D Core Licensing         -- 1.7 Billion units in 2005
Future growth        -- Penetrate multiple        -- Design choices being made
                        Emerging non-PC              today
                        Segments

[Sony, Microsoft,
Palm and Nokia Logos]

                                                     Multiple Growth
                                                     Opportunities!



Source: Mercury Research, ET Forecasts, 4th Wave, PC Data.

                                    SLIDE #17

3DFX LOGO        GIGAPIXEL ACQUISITION POINTS

         -- Vote takes place July 19, 2000
         -- Purchase accounting
         -- Engineering teams already operating under a joint development agreement
         -- No anticipated operating income impact for FY2001
         -- Expected to be accretive for FY2002


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                                    SLIDE #18

3DFX LOGO        SUMMARY

         -- GigaPixel disruptive 3D technology
         -- New, differentiated business model
                  -- Boards
                  -- Chips
                  -- Core licensing
         --Expanded market opportunities
                  -- Retail
                  -- OEM
                  -- Consumer electronic devices

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